February 14, 2008

Tim Buchmiller, Esq
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Pfizer Inc.
Definitive Proxy Statement
Filed March 15, 2007
File No. 001-03699

Dear Mr. Buchmiller:

The following sets forth the response of Pfizer Inc. (the "Company") to your letter of January 4, 2008 to our Chief Executive Officer, Mr. Jeffrey Kindler, which responded to our October 12, 2008 response to your August 21, 2007 comments on the above-referenced proxy statement (the "2007 Proxy Statement"). For your convenience, we have included your comment with our response.

1.      We reissue comment 8 of our letter dated August 21, 2007. Although you have provided us with additional information to assist us in better understanding your disclosure, it does not appear as though you have provided quantitative or qualitative information regarding the terms of the necessary financial or performance objectives to be achieved in order for your named executive officers to earn their respective incentive compensation. As you are aware, Item 402(b)(2)(v)-(vii) of Regulation S-K requires disclosure of the specific items of company performance and how you structure your incentive awards around such performance goals. To this extent, we specifically refer to the potential need for appropriate disclosure relating to your objectives for total shareholder return as that measure is utilized for purposes of the Performance Contingent Share Plan and the financial and strategic objectives, which your refer to on pages 44-45, that you use to calculate payments made under the annual incentive plan. If you believe disclosure of the specific performance objectives that inform your compensation decisions would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b), please provide us with a detailed analysis supporting your conclusion.

With respect to the above comment concerning the objectives for total shareholder return that are used for purposes of the Performance Contingent Share Plan ("Plan"), please be advised that payouts under this Plan are determined solely on a relative basis. As illustrated by the chart on page 47 of the 2007 Proxy Statement and as discussed in the accompanying text, the number of shares earned by participants in this Plan are determined using a non-discretionary formula which compares Pfizer's total shareholder return over a three-year performance period against the total shareholder return of the pharmaceutical peer group. Since the formula involves a pure relative ranking, there are no specific performance target levels to be disclosed. In future filings, we will clarify how the Plan's relative performance metric operates when we discuss the incentive compensation of our Named Executive Officers in the Compensation Discussion and Analysis.

With respect to the financial and strategic objectives described on pages 44-45 of the 2007 Proxy Statement that are used to determine annual cash incentive awards, these factors, and the relative weight assigned to them by the Compensation Committee, vary among the Named Executive Officers. Typically, each Named Executive Officer will be assigned several objectives, and, as described in the 2007 Proxy Statement and in our October 12, 2007 response, his or her performance against these objectives will be used by the Compensation Committee as a starting point or guide in determining his or her annual cash incentive award. The Compensation Committee exercises its judgment to determine the actual award amount for each Named Executive Officer. In future filings, we will provide additional specificity as to the financial and strategic objectives for each of the Named Executive Officers to the extent this information is material to an investor's understanding of our executive compensation program. For example, for a particular Named Executive Officer, we would list such strategic objectives as cost reduction through restructuring of the global sales organization, optimizing the number of research and manufacturing sites, and reducing the cost of administrative services.

We appreciate the opportunity to receive, consider and respond to your comments as we continue to enhance our disclosures for our 2008 Proxy Statement. If you have any questions or comments regarding the foregoing, do not hesitate to contact me at 212-733-4802.

Very truly yours,
/s/ Margaret M. Foran
Margaret M. Foran
Senior Vice President-Corporate Governance
Associate General Counsel and Corporate Secretary